FULBRIGHT & JAWORSKI L.L.P.
A REGISTERED LIMITED LIABILITY PARTNERSHIP
666 FIFTH AVENUE, 31ST FLOOR
NEW YORK, NEW YORK 10103-3198
WWW.FULBRIGHT.COM

JGABEL@FULBRIGHT.COM
DIRECT DIAL: (212) 318-3072

TELEPHONE: (212) 318-3000
FACSIMILE: (212) 318-3400

September 8, 2006

SUPPL

06016982

SEC MAIL PROCESSING
RECEIVED
SEP 1 3 2006
WASH, D.C. 203 SECTION

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: ~~FJH~~ FJA AG (the "Company")
File No. 82-5077

Dear Sir or Madam:

Subsequent to our last submission, enclosed please find a press release of the Company.

Please do not hesitate to contact the undersigned should you have any questions regarding the above.

Very truly yours,

Johannes K. Gäbel
U.S. Authorized Representative

Enclosure

PROCESSED
SEP 25 2006
THOMSON
FINANCIAL

9/19

45816861.2

Press Release

FJH AG receives first order from Skandia

- **New customer secured – market leadership strengthened**
- **Skandia Lebensversicherung AG to rely on the FJA Zulagenverwaltung ® subsidy management system for Riester products**

Munich, 8 September 2006 – FJH AG, the insurance software and consultancy specialist, has continued its successful subsidy management sales record in winning Skandia Lebensversicherung AG as a new client. A corresponding preliminary agreement has now been signed. Thomas Junold, Executive Board member, explained: "Winning Skandia as a new customer is further proof of FJH's successful sales activities and standard software. The release-ready FJA Zulagenverwaltung ® subsidy management system is already used by over 50 suppliers of Riester products. Once again, this new order emphasises our market leadership."

About Skandia:

Since 1991, Germany's Skandia Lebensversicherung AG (a subsidiary of the Swedish Skandia Group) has established itself as a specialist in unit-linked finance products for private and company pension provision both with and without insurance cover. It is now a leading supplier for the German market. The parent group was founded in Stockholm in 1855; operating in over 20 countries, the financial services provider is one of the world's largest suppliers of unit-linked investment and insurance products. Today, the Skandia Group belongs to the British-South-African Old Mutual Group; established in 1845 it employs almost 50,000 people across the globe and numbers among Europe's ten biggest life insurers.

About FJH:

FJH AG is a leading consultancy and software house for the insurance market. FJA Life Factory ® represents FJH's core software product and facilitates the development, sale and administration of insurance products. The company also offers other policy administration systems, process and document management software, systems for asset liability management and corporate control as well as a broad portfolio of services. These range from the development of customised solutions and the testing of software through to data migration and actuarial consulting.

FJH has longstanding business relations with around half of all life insurers in Germany. Globally, FJH's software is used in 26 countries spanning five continents, including Russia, the USA and Australia.
Currently, the FJH Group employs around 518 people at its head office in Munich, its German offices in Hamburg, Cologne and Stuttgart and its subsidiaries in Switzerland, Austria, the USA and Slovenia.

FJH was founded in 1980 and became a listed company in February 2000. The company has been listed in the Prime Standard index since 2003.

For further information please contact:

FJH AG, Ragna Strutz, Elsenheimerstraße 65, 80687 Munich,
Tel. + 49 (0)89 769 01 517, Fax +49 (0)89 769 01 606, E-Mail ragna.strutz@fjh.com